San Lotus Holding Inc

3F B302C, No. 185 Kewang Road

Longtan Township, Taoyuan County 325

Taiwan (ROC)

775-851-7397 or 775-201-8331 fax

United States

              April 6, 2012

Security & Exchange Commission

Division of Corporate Finance

Attn: Sonia Bednarowski

100 F Street, N.E.

Washington, DC 20549

Re: San Lotus Holding Inc

Registration statement on Form S-1A Amendment 9

File No: 333-176694

Enclosed is our response to your comments of April 5, 2012.  As per your request we are enclosing marked copies of the amendments to expedite your review.  Attached you will also find a copy of the “redlined” amendment for comparison purposes.

We look forward to hearing back from you and we hope we responded appropriately to all your comments. Please feel free to contact us directly at 775-851-7397 or fax any response to 775-201-8331 or email to Jsmith@howtogopublic.net.

Sincerely;

s/s__________

Chen Li Hsing

President

Via E-mail

Chen Tseng Chih Ying

Principal Executive Officer,

San Lotus Holding Inc.

3F B302C, No. 185 Kewang Road Longtan Township, Taoyuan County 325 Taiwan (R.O.C.)

Re: San Lotus Holding Inc.

Amendment No. 8 to Registration Statement on Form S-1 Filed March 26, 2012

File No. 333-176694

Dear Mr. Chen:

We have reviewed your responses to the comments in our letter dated March 15, 2012 and have the following additional comments.

Prospectus Summary, page 2

1.

We note your response to our prior comment 3. We note your statement on page 2 that the implementation of your business plan will require “approximately $200,000 over the next twelve months.” It appears to us that the sum of estimated start-up costs, ongoing expenses, and initial cost of obtaining wholesale inventory from pages 17 and 18 may be $229,000 over the next 12 months. In your response to us please explain why this is not the case, or please revise.

Response: revised

2.

Please also update your amount of cash on hand as of the most recently practicable date. We note the statement on page 2 that “[a]s of November 30, 2011 we had $224,000 in our treasury.”

                                            Response: updated

Endnotes

April 5, 2012